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                             March 6, 2024

       Steven R. Jones
       Co-Chief Executive Officer
       LandBridge Co LLC
       5555 San Felipe Street, Suite 1200
       Houston, TX 77056

                                                        Re: LandBridge Co LLC
                                                            Amendment No. 2 to
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted February
14, 2024
                                                            CIK No.: 0001995807

       Dear Steven R. Jones:

            We have reviewed your amended draft registration statement and have the following comments.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our
       January 9, 2024 letter.

       Draft Registration Statement on Form S-1 Submission No. 3

       Organizational Structure, page 25

   1. We note your revised disclosures and response to prior comment 4. As previously stated, please confirm that all
information regarding your reorganization, including the
                                                        approximate anticipated
ownership split, will be provided pre-effectively, and revise your disclosures as
appropriate, including by expanding your summary to add balancing disclosures to state
the amount of NBD Parent's estimated equity interest in OpCo and to further describe the
control that NDB Parent will have and the conflicts of interest.
 Steven R. Jones
FirstName
LandBridgeLastNameSteven R. Jones
            Co LLC
Comapany
March      NameLandBridge Co LLC
       6, 2024
March2 6, 2024 Page 2
Page
FirstName LastName
Risk Factors
Our Proved Undeveloped Reserves, page 46

2. The figures for the total proved reserves of 2,425 MBoe and the percentage of proved developed reserves of 66.1% as of September 30, 2023 appear to be inconsistent with the comparable figures for total proved reserves and the percentage calculated using the proved developed reserves disclosed elsewhere on pages 155 and F-39. Please revise your disclosure to resolve these inconsistencies or tell us why a revision is not needed.
Risk Factors
Our customers's operations on our land may be exposed. . ., page 58

3.       We acknowledge your revised disclosures in response to prior comment
8. Please also
         revise the heading of this risk factor to explain the risk that you may be subject to strict, joint and several liability for spills or contamination on your properties, even if you do not have any control over the relevant activities on your properties. Industry
Hydrocarbon Value Chain, page 112

4. We have read your response to prior comment 6 and note your revised presentation of the
         "identified well locations" according to NSAI as of September 25, 2023; however, these locations are presented as "Development Locations" in the table on page 112 and in the sentence prefacing the table. If all of these identified locations cannot be classified as development wells pursuant to the meaning in Rule 4-10(a)(9) of Regulation S-X, please revise to remove the term development.
Customers; Material Contracts and Marketing, page 141

5. We note your revised disclosures and response to prior comment 8. Please expand your disclosures with respect to each type of agreement to further describe the economic terms for each type of agreement. For example, we note your reference to posted UL prices and that you state you use such prices for reference in establishing your own prices. Please expand your discussion of how your prices relate to the UL prices you disclose. We also note, for example, that you state that your SURAs and SUAs generally provide for automatic annual increases in royalties that are tied to the CPI or are negotiated on a case-
         by-case basis, and that your resource royalty agreements involve fees that are negotiated on a case-by-case basis. Revise to provide additional information, such as by using royalty ranges, or explaining when agreements may deviate from having royalties tied to the CPI, to provide investors with additional context regarding the economic terms of your material agreements.
 Steven R. Jones
FirstName
LandBridgeLastNameSteven R. Jones
            Co LLC
Comapany
March      NameLandBridge Co LLC
       6, 2024
March3 6, 2024 Page 3
Page
FirstName LastName
Executive Compensation, page 167

6. We note your revised disclosures, including that you deleted the name of one of your named executive officers, even though you state that you are required to disclose the compensation for your principal executive officer and two most highly compensated executive officers. Please revise to update this section for the 2023 compensation for each of your named executive officers, or otherwise explain.
Index to Financial Statements
LandBridge Company LLC , page F-1

7. Please amend your filing to update your financial statements and other financial information in accordance with Rule 8-08 of Regulation S-X.
Notes to the Consolidated Financial Statements
14. Supplemental Oil and Gas Information (Unaudited)
Analysis of Changes in Proved Reserves, page F-39

8. We note the revised NGL production and total production for the nine months ended
         September 30, 2023; however, the net proved reserves reconciliation on page F-39 incorrectly shows total production for the first nine months of 2023 as a positive value.
         Please revise this volume to a negative value.
Exhibits

9. We note the consent previously filed as Exhibit 23.4 from W.D. Von Gonten, regarding the reports dated December 31, 2022 and September 30, 2023, has been removed. Please revise your disclosure to ensure that you have satisfied all of the applicable requirements for third party consents or tell us why a revision is not needed.
10. We have reviewed the revised disclosures in Exhibits 99.2 and 99.3 and note additional and associated disclosure issues. Please obtain and file revised reserve reports to address the following points as part of the primary economic assumptions that are required to be disclosed pursuant to Item 1202(a)(8)(v) of Regulation S-K:

                The average benchmark prices for oil and gas are incorrectly labeled as "average realized prices." "Average realized prices" are the average prices after the adjustment for price differentials.
                The reports indicate that operating expenses and capital costs were considered as part of the evaluation to "establish economic producibility," but the discussion does not additionally clarify that since the Company's ownership interests consist of only mineral/royalty interests, these costs are not paid by the Company, and therefore are not deducted from the estimated future cash flows.
                The reports indicate that abandonment costs were considered as part of the evaluation, but the discussion does not additionally clarify that since the Company's
 Steven R. Jones
LandBridge Co LLC
March 6, 2024
Page 4
           ownership interests consist of only mineral/royalty interests, these costs are not paid by the Company, and therefore are not deducted from the estimated future cash flows.
           Also, please note that abandonment costs are incurred after the economic limit is reached, and therefore are not considered in establishing the economic
           producibility.    Please revise the disclosure accordingly.
             We also note the disclosure under the section    Projections    on
page 2 of the reports
           appears to include a reference to additional supplemental information, e.g. "attached reserves and revenue projections." The reports as filed do not appear to include any separate attachments. Please obtain and file revised reports to include the referenced supplemental information. Alternatively, remove this reference if you do not intend to include this supplemental information.

       Please contact Ameen Hamady at 202-551-3891 or Shannon Menjivar at 202-551-3856 if
you have questions regarding comments on the financial statements and related matters. Please contact Catherine De Lorenzo at 202-551-3772 or Dorrie Yale at 202-551-8776 with any other questions.



                                                            Sincerely,
FirstName LastNameSteven R. Jones
                                                            Division of
Corporation Finance
Comapany NameLandBridge Co LLC
                                                            Office of Real
Estate & Construction
March 6, 2024 Page 4
cc:       David Oelman, Esq.
FirstName LastName